SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company)

RAMTRON INTERNATIONAL CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

Eric A. Balzer

Chief Executive Officer

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado 80921

(719) 481-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing this Statement)

With a copy to:

Steve L. Camahort, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, California 94111

(415) 616-1100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Ramtron has made the following presentation publicly available on its website and has provided it to investors.

RAMTRON

RAMTRON
F-RAM
RAMTRON
F-RAM
RAMTRON
F-RAM
RAMTRON
F-RAM
RAMTRON
RAMTRON
F-RAM

June 2012 Sidoti Micro Cap Conference

•
Except for historical information, statements made in the course of this presentation that state the company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements that involve risks and uncertainties. Investors are cautioned that such statements are only predictions and the actual events or results may differ materially.
•
These forward-looking statements speak only as of this date. The company undertakes no obligation to publicly release the results of any revisions to the forward-looking statements made today to reflect events or circumstances after today, or to reflect the occurrence of unanticipated events.
•
Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings.
Forward Looking Statements

Copyright © 2012. Ramtron International Corp.

A Leading Specialty Semiconductor Company
Enabling
customers with
F-RAM based
solutions

High
Data
Integrity
Low
Energy
Consumption
•
Leader with patents and know-how
•
Fully commercialized technology
•
Established customers and end markets
•
Poised for next stage of growth
Copyright © 2012. Ramtron International Corp.

Investment Highlights
•
Established leader
in F-RAM technology
•
Diverse product revenue base
•
Over $30 million invested in
capacity expansion
•
Strong US foundry relationships
•
Executing strategy
to become
unmatched supplier of low-energy and
integrated semiconductor solutions
•
Foundry transition completed
•
Leveraging F-RAM advantages
to
expand addressable market
•
Customer-driven new product focus

Solid Base Business
Poised to Accelerate
Long-term Growth
Capacity in Place
Up-integrating for
Higher Value
Copyright © 2012. Ramtron International Corp.

FUTURE ELECTRONICS
Digi-Key CORPORATION
IBM
FUTURE ELECTRONICS
TOWER SEMICONDUCTOR LTD.
KYEC
LINGSEN
UTAC

RAMTRON

Established Global Operation 5 • Global rep and distributor network • US foundries • Asia-based assembly and test Copyright © 2012 Ramtron International Corp. All rights reserved.

Gamma tolerant electromagnetic immune Low power Fast write High endurance F-RAM Unsurpassed Benefits 6 Copyright © 2012. Ramtron International Corp.

Market Trends Driving Need for F-RAM

Print cartridges
require security
Rapid expansion
of auto electronics
Industrial/medical devices
require maximum
uptime &
efficiency
Global proliferation
of smart meters
Driving an
Explosion of
Data
Copyright © 2012. Ramtron International Corp.

RAMTRON
FM22LD16

RAMTRON
TCXO Processor Companion

RAMTRON
WM710xx

High Performance F-RAM Memory
• Serial F-RAM Memory
• Parallel F-RAM Memory
• Low Energy Memory (New)
Integrated F-RAM Devices
• F-RAM Processor Companions
• F-RAM State Savers
Wireless Memory (New)
• Low Energy Gen2 RF-Enabled Wireless F-RAM Memory
Current F-RAM Product Suite

Copyright © 2012. Ramtron International Corp.

What’s New 9 Copyright © 2012. Ramtron International Corp.

10,000
1000
100
10
1
Power (µJ)
Standard EEPROM
Ultra Low Power FM25P16
Ultra Low Energy FM25e64
POWER ADVANTAGE
PERFORMANCE ADVANTAGE
0.1
1.0
10
100
Measurement Frequency (Hz)

RAMTRON

Low Energy F-RAM Memory vs. EEPROM 10 Copyright © 2012. Ramtron International Corp.

F-RAM Application Example – Smart Meters

Ramtron F-RAM
allows meters to
write consumption
data up to 1,000
times more
frequently than
EEPROM-based
meters
Copyright © 2012. Ramtron International Corp.

F-RAM Application Example – POS Terminal 12 F-RAM can securely wipe out confidential transaction data— in as little as 10 microseconds Copyright © 2012. Ramtron International Corp.

MaxArias
Wireless Solutions by Ramtron

RAMTRON
WM72016
16-Kbit
Gen-2 RFID Wireless Memory
Serial Port Memory Access
036169
CUBIC FEET

F-RAM Application Example — Gas & Water Meters 13 Wireless monitoring and data extraction now possible with wireless F-RAM memory Copyright © 2012. Ramtron International Corp.

Up-Integrating for High Value and Growth

Wireless
Sensors
Encryption
Power
Mgmt.
Low Power
CPU
High-End
Analog
Wireless
Connectivity
Hi-Memory
RFID
Energy
Harvesting
Metering
Automotive
Computing
Medical
Industrial
Networking
Authentication
Hi-Memory RFID
Wireless Comm.
On-Chip
IP Blocks
System-Level
Mixed Signal
Solutions
Low Energy
F-RAM
Copyright © 2012. Ramtron International Corp.

Current Addressable Market
F-RAM
Battery-Backed
SRAM
EEPROM
NvSRAM
F-RAM SAM
$331M
F-RAM SAM
$313M
Unique F-RAM SAM
$650M+
NOVRAM
TAM $870M
TAM $815M
•
F-RAM provides
technology
foundation for low-
power integrated
products
•
Over $2B total
opportunity
Source: Selantek, 2011

Copyright © 2012. Ramtron International Corp.

ADVANCED AE ENERGY, IBM, Shell
		United Technologies, Price Waterhouse, MARTIN MARIETTA
		Texas Instruments, freescale semiconductor, intel
		SPANSION, AMD, CYPRESS, National Semiconductor, LSI
		TRW, CONEXANT, Rockwell, FAIRCHILD SEMICONDUCTOR, MICROCHIP
		RAMTRON, inmos
		MICROCHIP, Texas Instruments
		AMD, SPANSION
		RAMTRON

RAMTRON

Management Team Built for Growth
Eric Balzer
Chief Executive
Officer
Gery
Richards
Chief Financial
Officer
Scott Emley VP Marketing
Ying Shiau
Executive VP of
Operations
Doug Moran VP of R&D
Tom
Davenport
VP of Technology
Pete Zimmer VP of Sales
Mike Lipsey
VP of Supply Chain
Management
Lee Brown
VP of IR and
Corporate Affairs

Copyright © 2012. Ramtron International Corp.

$51.1
$63.6
$47.5
$70.2
$66.4
~$70M
$0
$10
$20
$30
$40
$50
$60
$70
$80
2007 2008 2009 2010 2011 2012E*
Revenue Performance and Outlook
EBITDA
+$7.4M +$9.8M +$2.8M +$7.0M +$2.8M
* 2012 Revenue outlook of approx. $70 million provided on 1Q2012 results conference call. See 1Q2012 press release for risk factors.

1Q12
$14.9M
Copyright © 2012. Ramtron International Corp.

Attractive Long-Term Model

2010 2011 Long-Term
Revenue $70.2M
$66.4M
At Scale
Gross Margin 51% 50% 53-55%
R&D 24% 28% 23-25%
SG&A 22% 26% 18-20%
Operating Income 5% (3%) 13-15%
GAAP Net Income 2% (3%) 12-13%
Copyright © 2012. Ramtron International Corp.

Executing on Next Stage of Growth
2012 Corporate Objectives
•
Sales and Marketing
–
Engage with top OEMs
–
Nurture early adoption through deep customer engagements
–
Expand reach with collaborators and partners
–
Scout and capitalize on the “Next Big Thing” for 2013 and
beyond
•
New Product Introductions
–
Multiple low energy memories
–
Upgraded wireless memory
–
First secure memory product
–
First System-on-Chip platform product

Copyright © 2012. Ramtron International Corp.